EXHIBIT 99.1

Luminosity Gaming Launches Super Smash Bros. Tournament Series with Luminosity Makes Moves Miami

Partnership Brings Coveted Smash Tournaments under the Luminosity Banner

LOS ANGELES, Oct. 26, 2023 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ: EGLX; TSX: EGLX) today announced that Luminosity Gaming, the Company’s esports brand and one of the largest esports organizations in the world, will host Luminosity Makes Moves Miami, a three-day Super Smash Bros. Ultimate and Melee tournament series in Miami at the Newport Beachside Hotel and Resort from October 27-29, 2023, with live coverage on Luminosity Gaming's Twitch channel.

Luminosity Makes Moves Miami (formerly known as Let’s Make Moves Miami) is the latest Super Major, the most coveted ranking for Smash tournaments, and brings together some of the world's top Smash creators and players to compete in a field of nearly 600 total participants. Featuring both Super Smash Bros. Ultimate and Melee, the top 10 ranked North American players, including Luminosity’s own MkLeo, Tweek, and Maister, will be joined by international talent from France, Japan, Mexico, and elsewhere, making it one of the largest American tournaments of the year.

Miami is the first stop in a series of Luminosity Makes Moves tournaments bringing the title to major cities like New York and Toronto throughout 2024, further expanding the Luminosity footprint in the Super Smash Bros. community. Luminosity’s partnership with the popular legacy events Let’s Make Moves Miami, Let’s Make Big Moves and Get On My Level marks a re-branding of the tournament series under the Luminosity banner, and will see the launch of the first inaugural Let’s Make Moves Toronto to be held in September 2024.

“Luminosity has always been deeply committed to supporting the Smash community, and we recognize the importance of such a vibrant and passionate fan base,” said Alex Gonzalez, Head of Luminosity at Enthusiast Gaming. “Bringing these in-person tournaments and experiences to our fans is crucial and truly fosters a sense of camaraderie, excitement and competition that defines the essence of the Smash and gaming community.”

The Luminosity Smash YouTube channel, featuring top content creators and Smash events, has reached more than 2 million views and 10,000 subscribers in less than 60 days since its launch in August and will continue to support the digital component of the tournament series.

“We understand that content creators and professional gamers play a pivotal role in building and nurturing our fan base,” said Nick Brien, CEO of Enthusiast Gaming. “We see the synergy between content creation and live events as one of the keys to expanding our fandom, bridging the gap between online engagement and the excitement of in-person tournaments.”

For more information about the event, visit the event website at Start.gg and tune into the broadcast on Luminosity’s Twitch channel.

Contacts
Enthusiast Gaming – Alex Macdonald, CFO
Investor Relations: FNK IR – Rob Fink / Matt Chesler, CFA
investor@enthusiastgaming.com
Media Contact: enthusiastgaming@thestorymob.com

About Enthusiast Gaming
Enthusiast Gaming is the leading gaming media and entertainment company in North America, building the largest platform for video game enthusiasts and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: creators, content, communities, games, and experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted Gen Z and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the scale and diversity of gaming enthusiasts today.

Forward Looking Information
This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s strategic plans and anticipated product expansions.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR+ at www.sedarplus.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

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